Ustocktrade Securities, Inc.

Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ustocktrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Grove Street, Suite 2-400, Newton, MA 02466
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernie Kappotis 978-335-7015
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MFA Moody, Famiglietti & Andronico
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ernie Kappotis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ustocktrade Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Ernest D. Kappotis 3-15-18

Signature

Financial and Operations Principal

Title

S Chellar

Notary Public Exp No 22/24

SHANTI CHELLAR
Notary Public
Massachusetts
My Commission Expires
Nov 22, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Ustocktrade Securities, Inc.
Newton, Massachusetts

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ustocktrade Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
We have served as the Company's auditor since 2017
Tewksbury, Massachusetts
March 15, 2018

Ustocktrade Securities, Inc.
Statement of Financial Condition
December 31, 2017

<u>Assets:</u>

Cash and cash equivalents	$	1,220,794
Cash segregated under federal regulations		1,665,000
Stocks borrowed receivable		2,343,999
Deposits with clearing organizations		492,373
Omnibus receivable		271,503
Prepaid expenses		151,953
Trading receivable		3,235
Total assets	$	6,148,857

Liabilities and Stockholder's Equity

<u>Liabilities:</u>

Payable to customers	$	1,909,439
Bank line of credit		1,247,666
Loan from parent		750,000
Accounts payable and accrued expenses		414,854
Due to parent		73,027
		4,394,986

<u>Stockholder's equity:</u>

Common Stock, $1 par value, authorized <u>1,000</u> shares, issued	1,000
<u>1,000</u> shares, outstanding <u>1,000</u> shares	
Additional paid-in capital	4,868,832
Accumulated deficit	(3,115,961)
Total stockholder's equity	1,753,871
Total liabilities and stockholder's equity	$ 6,148,857

The accompanying notes are an integral part of these financial statements.

Ustocktrade Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended December 31, 2017

1. Organization

Ustocktrade Securities, Inc. (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is one hundred percent owned by its parent, Ustocktrade, LLC. The Company runs an Alternative Trading System and conducts general securities business activities through both fully-disclosed and omnibus capacities.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which impact the Company's liquidity.

The Company's main office is located in Newton, Massachusetts. The Company maintains both a fully-disclosed and omnibus clearing relationship with Electronic Transaction Clearing Corp. ("ETC") in Los Angeles, California.

Liquidity Risk — The Company identifies that its liquidity risk, around its ability to satisfy obligations and recover its costs, will be dependent upon future financial performance. In 2018 Management has plans to free up capital and reduce stock loan fees.

In 2017 the Company relied primarily on its $282,247 of unrestricted cash balances at December 31, 2016 and $2,299,000 of capital contributions received from its parent in 2017 to fund its operations. Additionally, in 2017 the Company opened a line of credit from its primary bank, Avidia Bank in the amount of $1,250,000 and borrowed $750,000 from its parent. This combined $2,000,000 in loans has assisted the Company in running its operations.

If Management's plans are not met, the Company may preserve liquidity by controlling operating costs. Additionally, the parent continues to be committed to contributing capital to the Company. In 2016 and 2017, the parent has contributed $1,050,000 and $2,299,000 respectively.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Basis of Accounting — The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. The Company's Statement of Financial Condition and Statement of Operations are prepared on a trade-date basis. The Company's Reserve Calculation determined in accordance with SEC Rule 15c3-3(e) is calculated on a settlement-date basis.

Cash and Cash Equivalents — The Company considers as cash and cash equivalents all short-term investments with an original maturity of three months or less.

Stocks Borrowed Receivable — Stocks borrowed receivable represents the value of the cash collateral posted in connection with securities borrowed from other broker-dealers.

Revenue Recognition — The Company has three lines of operating revenue:

Proprietary Trading Gains:

In 2017 the Company conducted proprietary trading through a brokerage account held at ETC. This trading only involves the Company's capital. In 2017 the Company realized net proprietary trading gains.

ATS Trading Fees:

The Company charges a $1 per trade fee for each customer transaction on its ATS.

These trading fees and associated clearing expenses are recorded on a trade-date basis.

ATS Membership Fees:

The Company charges each customer account $1 per month as a membership fee for using its ATS.

Accounting Guidance:

In May 2016, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

In accordance with ASU 2014-09, beginning on January 1, 2018, the Company will take more enhanced efforts to identify its contracts with its customers, identify the performance obligations within those contracts, determine the transaction price, allocate the transaction price, and recognize revenue when or as the Company has satisfied a performance obligation.

Income Taxes — The Company's method of accounting for income taxes conforms with FASB ASC 740-10 or FIN 48.

FIN 48 prescribes that income tax expense must be generally recognized when income is earned. Credits or other items that reduce this tax are recognized only if it is more likely than not that the reductions will be sustained by tax authorities.

Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is established.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets

and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

In December 2017 Congress passed the Tax Cuts and Jobs Act ("TCJA") which eliminates net operating loss carrybacks while providing indefinite net operating loss carryforwards, limited to 80% of taxable income beginning in 2018.

The TCJA also reduced the Company's federal tax rate to 21% effective January 1, 2018. Other than that change, the Company has not identified any other areas of remeasurement from the TCJA.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value — As required by the *fair value* topic of the *FASB Accounting Standards Codification,* fair value is defined as the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at a measurement date. The *fair value* topic also establishes a framework for measuring fair value, and a three-level hierarchy for such measurement, based upon the transparency of inputs to the valuation of an asset or liability.

The three-tier *fair value* hierarchy of inputs is summarized, as follows:

- Level 1 — quoted prices in active markets for identical investments
- Level 2 — other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 — significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodologies used for valuing securities are not necessarily indicative of the risk(s) associated with investing in those securities.

The Company did not own any securities at December 31, 2017, and therefore did not need to determine associated *fair value(s)* per the inputs, described above.

3. **Cash Segregated Under Federal Regulations**

Cash has been segregated in a fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3 at Avidia Bank. The cash is held for the benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission ("SEC"). Additionally, this segregated cash is deducted from aggregate indebtedness in the computation of excess net capital, pursuant to SEC Rule 15c3-1.

4. Net Capital Requirements

The Company is a member of the FINRA, and is subject to the SEC Uniform Net Capital Rule 240.15c3-1, which requires the ongoing maintenance of minimum net capital of $250,000 and a maximum ratio of aggregate indebtedness-to-net capital, both as defined, not exceed 15-to-1. Net capital and the related aggregate indebtedness ratio both can possibly fluctuate on a moment-to-moment basis during the trading day.

At December 31, 2017, the Company had net capital of $884,431 which was $634,431 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness-to-net capital was 3.09-to-1.

5. Possession or Control Requirements

The Company maintains and controls customer funds within its fully segregated Special Reserve Account for the Exclusive Benefit of Customers maintained pursuant to SEC Rule 15c3-3 at Avidia Bank, for the purposes of trading securities, through the Company's Omnibus clearing arrangement with ETC. The Company's Payables to Customers is disclosed in the Statement of Financial Condition.

6. Bank Line of Credit

The Company accessed $1,247,666 of a bank line of credit from Avidia Bank in 2017 to assist in the funding of its business operations. The annual interest rate is 3.5% above the bank's money market rate. Throughout 2017 the annual interest rate has been approximately 4.55%. The parent guarantees this demand line of credit, for which there is no maturity and for which there are no significant covenants other than that the Company cannot use its proceeds to purchase margin securities.

The Company may borrow up to $1,250,000 at a time under this line of credit, and in March 2018 the Company repaid $500,000 of the $1,247,666 which had been borrowed.

7. Related Party Transactions

In 2017 the Company received $2,299,000 in capital contributions from its Parent and a loan for $750,000 from its parent for the purpose of funding the Company's business operations. On February 15, 2018 the interest-free $750,000 loan was fully converted into a capital contribution from the parent. The parent owns 100% of the Company.

The Company has an expense-sharing agreement with its parent, where the parent consistently pays the Company's registered principals, operational employees, rent, employee health insurance, and other operating expenses. The Company reimburses the parent on a monthly basis.

At December 31, 2017 the Company owed the parent $73,027.

8. Occupancy

The Company has a month-to-month rental agreement for its main office in Newton, Massachusetts.

9. Subsequent Events

Except as disclosed in Note 7, the Company has not observed any events subsequent to December 31, 2017 and before the issuing date of this report on March 15, 2018 that readers of this report should consult in order to further understand the Company's business results for the year ended December 31, 2017.

10. Off-Balance-Sheet Risk and Concentration of Credit Risk

Omnibus Receivables:

Pursuant to a clearing agreement with ETC, the Company introduces all of its ATS securities transactions to ETC on an omnibus basis.

Under certain conditions, as defined in the omnibus clearing agreement, the Company has agreed to indemnify ETC for losses, if any, which it may sustain from carrying securities transactions introduced by the Company. In accordance with industry practices and regulatory requirements, the Company and clearing broker monitor collateral on the Company's introduced transactions. All of the Company's securities transactions and the corresponding receivables from the clearing broker comply with the provisions of the clearing agreement.

Deposits with Clearing Organization:

In accordance with its omnibus clearing relationship with ETC, the Company maintains a clearing deposit of $175,000 at all times with ETC. Additionally, at December 31, 2017, the Company's proprietary trading account held $317,373 at ETC.

Stocks Borrowed Receivable:

The Company borrows stock for a fee from broker-dealers on a daily basis to assist in meeting the demand for securities sought by the Company's customers. Each day, the contract value of the stocks borrowed is recorded as a Company receivable; however the amount of the receivable considered net capital ("secured") pursuant to SEC Rule 15c3-1 is limited to the market value of the stocks borrowed marked-up by 5%. The remainder of the contract value is considered an unsecured receivable, and therefore not part of net capital.

11. Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

In December 2017 Congress passed the Tax Cuts and Jobs Act ("TCJA") which eliminates net operating loss carrybacks while providing indefinite net operating loss carryforwards, limited to 80% of taxable income beginning in 2018.

The TCJA also reduced the Company's federal tax rate to 21% effective January 1, 2018. Pursuant to the TCJA, the Company has remeasured its prior years' tax-loss carry-forwards to the 21% corporate tax rate.

At December 31, 2016 the Company had a total operating tax-loss carry-forward balance of $879,002. For the year-ended December 31, 2017 the Company both incurred a loss in operations and retroactively remeasured its historical tax-loss carry-forward balance based upon the TCJA's 21% corporate tax rate. The net effect was that the Company's total tax-loss carry-forward balance was reduced by $224,650 to $654,352.

Tax-Loss Carry-Forward Balance:

December 31, 2016	$	879,002
2017 Tax Loss Adjustment		206,042
Retroactive Remeasurement to 21% Corporate Tax		(430,692)
		(224,650)
December 31, 2017	$	654,352

Since the Company has no history of operating income to-date, these tax-loss carry-forward allowances have been fully reserved, and are not presented within the financial statements. The Company has no other tax assets or liabilities at December 31, 2017.

The following schedule lists the Company's tax-loss carry-forward balances upon remeasurement according to the TCJA:

Year-Ended	Tax-Loss Carry-Forward	
2012	$	19,759
2013		14,779
2014		33,380
2015		165,834
2016		214,558
2017		206,042
Balance at 12/31/2017	$	654,352

The Company's tax-loss carry-forwards expire through 2037.

12. Statement Related to Exemption Provision (Possession and Control):

The Company has one account on a fully disclosed basis with ETC which operates pursuant to the Paragraph (k)(2)(ii) exemption to SEC Rule 15c3-3.

Ustocktrade Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities & Exchange Commission
As of December 31, 2017

Net capital:

Total consolidated stockholder's equity			$ 1,753,871
Total capital and allowable subordinated borrowings			1,753,871
Deductions/charges:			
Nonallowable assets:			
Unsecured Stocks Borrowed Receivable		714,252	
Prepaid Expenses		151,953	
Non-Allowable Receivables		3,235	869,440
Net capital before haircuts on securities positions			884,431
(tentative net capital)			
Haircuts on securities			-
Net capital			$ 884,431

Aggregate indebtedness:
  Items included in consolidated statement of
      financial condition:

Payable to customers	$ 1,909,439		
On Deposit	(1,665,000)		
	244,439		
Loan from bank line of credit	1,247,666		
Loan from Parent	750,000		
Accounts payable and accrued expenses	414,854		
Due to Parent	73,027	$ 2,729,986	
Total aggregate indebtedness		$ 2,729,986	

Computation of basic net capital requirement
  Minimum net capital required:

Ustocktrade Securities, Inc.	$	250,000	
Aggregate indebtedness divided by 15	$	181,999	
Minimum net capital required (greater of two above)			$ 250,000
Excess net capital			$ 634,431
Ratio: Aggregate indebtedness to net capital			3.09

See independent auditor's report.

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2017

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	884,431
Increase in non-allowable assets:		-
Difference due to offsetting various asset accounts against related liabilities		-
Audit adjustments to record additonal compensation		-
Audit adjustments to record additional expenses		-
Net capital per the proceeding	**$**	**884,431**

See independent auditor's report.

Statement Related to Uniform Net Capital Rule

This rule requires both the ongoing maintenance of minimum net capital and that the ratio of aggregate indebtedness-to-net capital, both as defined, shall not exceed 15-to-1. Net capital and the related aggregate indebtedness ratio fluctuate on a moment-to-moment basis. At December 31, 2017 the Company had net capital of $884,431 which was $634,431 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness-to-net capital was 3.09-to-1.

The Company elected to use the basic net capital computation method, permissible by the rule, which requires the Company to maintain minimum net capital pursuant to a fixed dollar amount ($250,000) or 6 and 2/3% of total aggregate indebtedness (whichever is greater) and does not, therefore, calculate its net capital under the alternative reserve requirement method.



MFA
MOODY, FAMIGLIETTI & ANDRONICO
Certified Public Accountants & Consultants

To the Stockholder
Ustocktrade Securities, Inc.
Newton, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have examined Ustocktrade Securities, Inc.'s (the "Company") statements, included in the accompanying compliance report, that (1) the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2017; (2) the Company's internal control over compliance was effective as of December 31, 2017; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2017; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying compliance report, a material weakness has been identified in the Company's internal control over compliance during the fiscal year ended December 31, 2017. The Company had included deposits within its Weekly Customer Reserve Computation that were not allowable pursuant to 17 C.F.R. §§ 240.15c3-3(e) on eight occasions during the year ended December 31, 2017.

In our opinion, because of the material weakness referred to above, the Company's internal control over compliance was not effective during the most recent fiscal year ended December 31, 2017. In our opinion, the Company's statements that the Company's internal control over compliance was effective as of December 31, 2017; the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2017; and the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records are fairly stated, in all material respects.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti, & Andronico, LLP
Tewksbury, Massachusetts
March 15, 2018

Ustocktrade Securities, Inc
275 Grove Street, Suite 2-400 Newton, MA 02466

Ustocktrade Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) and Rule 17a-5;

2. The Company's Internal Control Over Compliance not was effective during the entire recent fiscal year ended December 31, 2017;

3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2017;

4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2017; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Description of Non-Compliance with 17 C.F.R. 240.15c3-3(i):
On October 31, 2017 the Company discovered that on eight occasions during 2017 it had counted deposits within its Weekly Customer Reserve Computation that were not includable in the Formula pursuant to 15c3-3. The deposits had been made on the business day following the Computation into the Company's Omnibus Clearing account instead of the Customer Reserve Bank Account as the Rule prescribes. The Company formally informed FINRA and the SEC of this non-compliance on November 2, 2017 once the accuracy of the data had been confirmed.

The maximum deficiency among the eight instances of non-compliance was $204,494 occurring on October 6, 2017. The Company immediately corrected the process of funding its Customer Reserve requirement. Before 10 a.m. on the second business day following the Reserve Computation, if any reserve deficiency exists, the Company transmits funds into its Customer Reserve Bank Account to comply with the Formula.

This hindsight deficiency was due to temporary timing issues, which have since been corrected. The Company's internal controls are strong.

Ustocktrade Securities, Inc.

I, Ernie Kappotis, swear (or affirm) that, to the best knowledge and belief, this compliance report is true and correct:

By: Ernie Kappotis



Title: Financial & Operations Principal

Date: March 9, 2018